SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549



FORM 11-K

[Mark One]

☑ ANNUAL REPORT Pursuant to Section 15(d) 1934 For the fiscal year ended December 31, 2013.

OR

☐ TRANSITION REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Transition Period from __________ to __________ Commission File Number 0-5965.

A. Full Title of Plan:

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

B. Name of Issuer of securities held pursuant to the plan and the address of its principal executive office:

Northern Trust Corporation
50 South LaSalle Street
Chicago, Illinois 60603

Financial Statements and Exhibits

The following financial statements and schedules are filed as part of this annual report:

1. An audited statement of net assets available for benefits as of December 31, 2013 and 2012 of The Northern Trust Company Thrift Incentive Plan and related statements of changes in net assets available for benefits for the two years then ended.

2. Supplemental schedule of assets (held at end of year) as of December 31, 2013.

Those financial statements and schedules are incorporated by reference in the Form S-8 Registration Statement under the Securities Act of 1933, The Northern Trust Company Thrift-Incentive Plan, Registration No. 333-174384.

The following exhibits are being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

All other documents relating to The Northern Trust Company Thrift Incentive Plan have previously been filed with the Securities and Exchange Commission in Washington, D.C. with Form S-8 Registration Statement, The Northern Trust Company Thrift-Incentive Plan, Registration No. 333-174384.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Administrative Committee which is the plan administrator for TIP has caused this annual report to be signed by the undersigned thereunder duly authorized.

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

Date: June 20, 2014

By: 

Dawn Romei
Chairperson
Employee Benefit Administrative Committee



GEORGE JOHNSON & COMPANY

One South Dearborn Street
Suite 2100
Chicago, Illinois 60603-2302

Certified Public Accountants and Consultants

(312) 212-4330 • Fax (312) 212-4329

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 20, 2014

To the Employee Benefit Administrative Committee
The Northern Trust Company

We have audited the accompanying statements of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS
Chicago, Illinois

Index to Exhibits


GEORGE JOHNSON
& COMPANY

One South Dearborn Street
Suite 2100
Chicago, Illinois 60603-2302

Certified Public Accountants and Consultants

(312) 212-4330 • Fax (312) 212-4329

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 20, 2014

To the Employee Benefit Administrative Committee
The Northern Trust Company

We consent to the incorporation, by reference in Registration Statement No. 333-174384 of Northern Trust Corporation on Form S-8, of our report dated June 20, 2014, with respect to the statement of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule of assets (held at end of year), which report appears in the December 31, 2013 Annual Report on Form 11-K of The Northern Trust Company Thrift-Incentive Plan.



CERTIFIED PUBLIC ACCOUNTANTS
Chicago, Illinois

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002

In connection with the Annual Report of The Northern Trust Company Thrift-Incentive Plan (the "Plan") for the period ending December 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dawn Romei, Chairperson of the Employee Benefit Administrative Committee, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Plan.

Date: June 20, 2014

By: 

Dawn Romei
Chairperson
Employee Benefit Administrative Committee

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

FINANCIAL STATEMENTS
(With Supplementary Information)

December 31, 2013 and 2012



GEORGE JOHNSON
& COMPANY

Certified Public Accountants and Consultants

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

TABLE OF CONTENTS



GEORGE JOHNSON & COMPANY

One South Dearborn Street
Suite 2100
Chicago, Illinois 60603-2302

Certified Public Accountants and Consultants

(312) 212-4330 • Fax (312) 212-4329

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 20, 2014

To the Employee Benefit Administrative Committee
The Northern Trust Company

We have audited the accompanying statements of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS
Chicago, Illinois

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31

	2013	2012
Assets		
Investments, at fair value:		
Collective trust funds	$ 1,192,296,048	$ 856,964,688
Mutual funds	226,620,108	369,846,736
Northern Trust Corporation common stock fund	365,139,550	329,154,033
Total investments	1,784,055,706	1,555,965,457
Receivables:		
Accrued interest and dividends receivable	2,038,645	258,735
Employer contribution receivable	967,686	748,270
Participant contribution receivable	2,199,320	2,034,486
Notes receivable from participants	26,248,530	23,800,047
Total receivables	31,454,181	26,841,538
Total assets	1,815,509,887	1,582,806,995
Liabilities		
Expenses payable	185,413	255,571
Net assets available for benefits reflecting investments at fair value	1,815,324,474	1,582,551,424
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	(22,514,535)
Net assets available for benefits	$ 1,815,324,474	$ 1,560,036,889

See accompanying notes to financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31

	2013	2012
Additions:		
Investment income:		
Net appreciation in fair value of investments	$ 296,712,991	$ 194,189,804
Interest	2,529,372	3,905,402
Interest from participant loans	1,166,153	1,127,273
Dividends	9,209,674	12,404,938
Total investment income	309,618,190	211,627,417
Contributions:		
Employer	19,336,902	18,592,831
Participants	72,747,375	69,161,721
Total contributions	92,084,277	87,754,552
Total additions	401,702,467	299,381,969
Deductions:		
Benefits paid to participants	144,886,590	122,445,778
Administrative expenses	1,528,292	1,569,079
Total deductions	146,414,882	124,014,857
Net additions	255,287,585	175,367,112
Net assets available for benefits:		
Beginning of year	1,560,036,889	1,384,669,777
End of year	$ 1,815,324,474	$ 1,560,036,889

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Plan Description

The following is a brief description of The Northern Trust Company Thrift-Incentive Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan Sourcebook or the Plan document for more complete information.

(a) **General** – The Plan is a defined contribution plan whose purpose is to provide retirement benefits to eligible domestic employees of The Northern Trust Company (the Company) and any affiliates or subsidiaries which adopted the Plan.

The Plan is subject to applicable provisions of the Employee Retirement Income Security Act as amended (ERISA) and the Internal Revenue Code (the Code).

(b) **Plan Administration** – The Plan is administered by the Plan's Employee Benefit Administrative Committee (the Committee). As administrator of the Plan, the Committee interprets the provisions of the Plan and decides all questions arising in the administration of the Plan. The Committee may delegate any or all of its powers under the Plan.

(c) **Eligibility** – Employees can make their own contributions after receipt of their first paycheck. Participating employees are eligible for the Company match on the first day of the month following six months of service.

(d) **Vesting** – Participants are always 100% vested in their own contributions and earnings. The Company matching contributions vest 20% annually until the participant is 100% vested at the end of five years.

(e) **Employee Contributions** – Participants may elect to contribute from 1% to a maximum of 40% (in whole percentage points) of their base salary to the Plan. In addition, these contributions may be made with both before-tax and after-tax dollars. In 2013 and 2012, a participant's annual before-tax contributions could not exceed $17,500 and $17,000, respectively, except in the case of additional catch-up contributions for participants who had attained age 50 before the end of the Plan year.

Newly hired participants who do not begin contributing to the Plan as soon as they are eligible are automatically enrolled in the Plan by the time they receive their fourth paycheck. The initial contribution rate for participants who are automatically enrolled is 6% on a before-tax basis, and these contributions are invested in the target-date Northern Trust Focus Fund nearest to the participant's projected retirement age of 62. Participants may elect to cancel or change this automatic enrollment before it becomes effective and may also make changes at any time to the contribution rate, before- or after-tax contribution basis, and how contributions are invested.

1. **Plan Description (Continued)**

Participants can split their contributions among any of the available investment funds and additional Northern Trust Focus target-date retirement funds in increments of 1%. The Northern Trust Stock Fund is designated as an employee stock ownership plan. The Former ESOP Fund also constitutes an employee stock ownership plan. Participants may elect to have dividends on the shares of Northern Trust Corporation stock in either or both of these Funds reinvested quarterly in Northern Trust Corporation stock or paid to the participants annually in cash. Participant contributions may be limited in certain instances so as not to exceed certain maximum amounts established by the Code and related Internal Revenue Service (IRS) regulations.

Participants may direct their own contributions and related Company contributions into any of the Plan's fund options except for the Former ESOP Fund. Participants may change their elections and transfer balances between funds at any time, subject to certain quarter-end restrictions affecting Northern Trust Corporation stock and certain fund trading restrictions.

(f) **Employer Contributions** – The Company makes a matching contribution of $0.50 on every $1.00 that a participant contributes up to 6% of pay. This is equal to 3% of pay and is made to contributing participant accounts every payday. Prior to 2012, the Company's matching contributions also included a discretionary component contingent on Northern Trust Corporation reaching an annual earnings goal. The contingent match was designed to pay an additional 1.5% of "eligible pay" on a participant's first 3% of contributions to the Plan in a given Plan year if Northern Trust reached its annual corporate earnings goal. Contingent matching contributions were suspended for the 2012 Plan year and discontinued beginning with the 2013 Plan year.

(g) **Benefits, Withdrawals and Forfeitures** – Upon a termination for permanent disability, death, or the attainment of age 65, a participant or beneficiary is entitled to receive the participant's entire balance in the Plan. If a participant terminates for any other reason, the unvested portion of his employer contribution accounts will be forfeited. These forfeitures will be used to reduce the current year's employer contributions. Forfeitures amounted to $449,345 and $671,667 for the years ended December 31, 2013 and 2012, respectively. Participants may also elect to withdraw a portion of their accounts subject to various restrictions as outlined in the Plan. A participant's before-tax account may only be withdrawn for reasons of financial hardship as defined by the Code and related IRS regulations.

1. **Plan Description (Continued)**

(h) **Participant Loans** – Participants may borrow against the vested portion of their Plan accounts, excluding amounts attributable to the Former ESOP Fund. Participants can borrow a minimum of $1,000, with additional increments of $1.00.

Loans must be paid back over a maximum of five years (15 years for home loans) and bear a reasonable rate of interest. All loans are subject to various restrictions as outlined in the Plan. However, in no case can a participant's entire loan balance exceed the lesser of 50% of his vested account balance or $50,000. Payments to the Northern Trust Stock Fund may be restricted from time to time in accordance with Northern Trust Corporation's Statement of Confidential Information and Securities Trading. Loan interest rates are commensurate with local prevailing rates as determined by the Plan administrator. Participant loans are valued at amortized cost. An administrative fee of $100.00 per loan is added to the principal loan amount and reflected in the payments deducted each payroll period from a participant's paycheck.

(i) **Plan Termination** – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants' accounts will become fully vested.

2. **Summary of Significant Accounting Policies**

A summary of the Plan's significant accounting policies, consistently applied in the preparation of the accompanying financial statements, is as follows:

(a) **Basis of Accounting** – The financial statements of the Plan are presented under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

(b) **Use of Estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

(c) **Valuation of Investments** – The Plan's investments are stated at fair value. Shares of mutual and collective trust funds are valued at their net asset value (NAV) per share, as reported by the fund manager. Northern Trust Corporation common stock is valued at the closing price reported by NASDAQ.

2. **Summary of Significant Accounting Policies (Continued)**

The Plan's policy is to recognize transfers between fair value levels as of the actual date of the event or change in circumstance that caused the transfer. This policy is the same for both transfers into and out of the levels.

(d) **Fully Benefit Responsive Investment Contracts** – As described in *Defined Contribution Pension Plans* topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), investment contracts held in a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the above topic, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. The Plan held fully benefit responsive investment contracts through the Northern Trust Collective Stable Asset Fund at December 31, 2012. In the 2013 Plan year, the Plan was notified that the Northern Trust Collective Stable Asset Fund would be terminated no later than June 30, 2014. In preparation for this termination, all of the Northern Trust Collective Stable Asset Fund's underlying investment contracts had been liquidated as of December 31, 2013, and the portfolio assets had been reinvested in the Northern Collective Short Term Investment Fund. As a result, the Plan held no fully benefit responsive investment contracts at December 31, 2013.

(e) **Investment Income Recognition** – Purchases and sales of securities are reflected on a trade-date basis. Dividends are recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. At the time investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss in the financial statements. The unrealized appreciation (depreciation) of investments represents the change in the market value from the beginning of the Plan year (or date the investments were purchased, if later) to the end of the Plan year (or date the investments were sold, if earlier).

(f) **Contributions** – Contributions from the Company are accrued based upon the funding provisions of the Plan.

(g) **Administrative Expenses** – During 2013 and 2012, certain administrative expenses were paid by the Plan, as authorized by Plan documents and the Committee. The remaining 2013 and 2012 administrative expenses were paid by the Company.

Summary of Significant Accounting Policies (Continued)

(h) **Payment of Benefits** – Benefit payments are recorded when paid.

3. **Investments**

The Plan follows the guidance issued under the *Fair Value Measurements and Disclosures* topic of the FASB ASC, which defines fair value and provides a framework for measuring fair value including a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace.

Observable inputs reflect market data obtained from sources independent of the reporting entity; unobservable inputs reflect the entity's own assumptions about how market participants would value an asset or liability based on the best information available. Financial instruments are categorized based on the lowest level input that is significant to their valuation.

Level 1 inputs are quoted, active market prices for identical assets or liabilities. The Plan's Level 1 investments at December 31, 2013 and 2012 include mutual and certain collective trust funds. Share prices of the funds, referred to as a fund's Net Asset Value (NAV), are calculated daily by the fund's manager based on the closing market prices and accruals of securities in the fund's total portfolio (total value of the fund) divided by the number of fund shares currently issued and outstanding. Redemptions in these funds occur by contract at the respective fund's redemption date NAV. The Plan's Level 1 investments also include Northern Trust Corporation common stock, which is valued at the closing price reported by NASDAQ. At December 31, 2012 the Plan's Level 1 assets included certain target-date mutual funds which the Plan exited and replaced with investments in Level 2 target-date collective trust funds during 2013.

Level 2 inputs are observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets. The Plan's Level 2 investments as of December 31, 2013 and 2012 consist of certain collective trust funds. The NAVs of the funds are calculated on a scheduled basis using the closing market prices and accruals of securities in the funds (total value of the funds) divided by the number of fund shares currently issued and outstanding. Redemptions of the collective trust funds occur by contract at the respective fund's redemption date NAV.

Level 3 inputs are unobservable inputs for an asset or liability, including inputs from internally-developed pricing models due to little or no market activity. The Plan had no Level 3 assets or liabilities at December 31, 2013 or 2012.

3. **Investments (Continued)**

The following tables present Plan assets measured and recorded at fair value on a recurring basis and their levels within the fair value hierarchy, each as of December 31, 2013 and 2012:

Description	Level 1	Level 2	Level 3	Balance as of December 31, 2013
Collective trust funds:				
Large Cap Equity	$ 133,573,132	$ 346,492,452	$ -	$ 480,065,584
Stable Value	-	219,581,606	-	219,581,606
Balanced	-	188,851,196	-	188,851,196
Small Cap Equity	64,331,107	51,070,677	-	115,401,784
Foreign Equity	-	96,424,535	-	96,424,535
Mid Cap Equity	-	44,372,923	-	44,372,923
Fixed Income	-	41,698,814	-	41,698,814
Short-Term Investment	-	5,899,606	-	5,899,606
Mutual funds:				
Foreign Large Growth	95,829,871	-	-	95,829,871
Fixed Income	80,688,821	-	-	80,688,821
Mid Cap Blend	32,041,681	-	-	32,041,681
World Allocation	18,059,735	-	-	18,059,735
Northern Trust Stock Fund	365,139,550	-	-	365,139,550
Total investments at fair value	$ 789,663,897	$ 994,391,809	$ -	$ 1,784,055,706

Description	Level 1	Level 2	Level 3	Balance as of December 31, 2012
Collective trust funds:				
Large Cap Equity	$ 109,718,071	$ 267,661,479	$ -	$ 377,379,550
Stable Value	-	246,807,464	-	246,807,464
Small Cap Equity	48,163,556	29,945,331	-	78,108,887
Foreign Equity	-	72,587,670	-	72,587,670
Fixed Income	-	51,360,762	-	51,360,762
Mid Cap Equity	-	24,372,872	-	24,372,872
Short-Term Investment	-	6,347,483	-	6,347,483
Mutual funds:				
Balanced	140,845,968	-	-	140,845,968
Foreign Large Growth	83,679,195	-	-	83,679,195
Mid Cap Blend	24,892,105	-	-	24,892,105
World Allocation	20,787,238	-	-	20,787,238
Fixed Income	99,642,230	-	-	99,642,230
Northern Trust Stock Fund	329,154,033	-	-	329,154,033
Total investments at fair value	$ 856,882,396	$ 699,083,061	$ -	$ 1,555,965,457

3. Investments (Continued)

During 2013 and 2012, the Plan's investments in total (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $296,712,991 and $194,189,804, respectively, as follows:

	2013	2012
Collective Trust Funds	$ 188,166,684	$ 86,632,331
Mutual Funds	34,696,831	33,879,015
Northern Trust Stock Fund	73,849,476	73,678,458
	$ 296,712,991	$ 194,189,804

The following presents investments that represented 5% or more of the Plan's net assets at December 31, 2013 and 2012:

	2013	2012
Northern Trust Stock Fund	$ 365,139,550	$ 329,154,033
Northern Trust Collective S&P 500 Index Fund	346,492,452	267,661,479
Northern Trust Collective Stable Asset Fund	219,581,606	246,807,464
Victory EB Diversified Stock Fund	133,573,132	109,718,071
Northern Trust Collective All Country World Index (ACWI) ex-US Fund	96,424,535	–
Wells Fargo Advantage TR Bond Fund	–	99,642,230

4. Related-Party Transactions

Certain Plan investments are shares of funds managed by the Company or one of its affiliates. The Company or one of its affiliates serves as trustee, custodian or administrator for these funds. The Plan also holds investments in shares of Northern Trust Corporation common stock. These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no identified prohibited transactions with a party-in-interest.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

6. Reconciliation of Financial Statements to Schedule H of Form 5500

The following are reconciliations of December 31, 2013 and 2012 net assets available for benefits per the financial statements to Schedule H of Form 5500.

	2013	2012
Net Assets Available for Benefits per the Financial Statements	$ 1,815,324,474	$ 1,560,036,889
Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	-	22,514,535
Net Assets Available for Benefits per Schedule H of Form 5500	$ 1,815,324,474	$ 1,582,551,424

7. Tax Status

The Plan obtained its latest determination letter on October 22, 2013, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator does not have any reason to believe that the Plan is not designed or being operated in accordance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States require the Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan's management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions for the preceding three year period up to and including the 2010 Plan year; however, there are currently no audits for any tax periods in progress.

8. Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued, and determined that no subsequent events occurred that require adjustments to, or disclosure in, the financial statements.

Supplementary Information

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

Form 5500, Schedule H, 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2013

Employer Identification Number: 36-1561860; Plan Number: 002

Identity of Issue, Borrower, Lessor, or Similar Party (b) and Description of Investment (c)	Shares	Cost (d)	Current Value (e)
Northern Collective Short Term Investment Fund*	5,899,606	$ 5,899,606	$ 5,899,606
Northern Trust Collective Stable Asset Fund*	2,141,207	214,238,485	219,581,606
Northern Trust Collective Aggregate Bond Index Fund – Non-Lending*	276,549	28,978,665	28,691,990
Northern Trust Collective Treasury Inflation-Protected Securities (TIPS) Index Fund – Non-Lending*	133,609	13,355,003	13,006,824
Northern Trust Collective S&P 500 Index Fund DC – Non-Lending*	2,296,325	327,144,622	346,492,452
Northern Trust Collective S&P 400 Index Fund DC – Non-Lending*	341,120	42,579,221	44,372,923
Northern Trust Collective Russell 2000 Index Fund DC - Non-Lending*	308,491	48,968,176	51,070,677
Northern Trust Collective All Country World Index (ACWI) ex-US Fund – DC – Non-Lending*	805,417	95,856,280	96,424,535
Northern Trust Focus Income Fund*	42,631	5,584,366	5,571,855
Northern Trust Focus 2010 Fund*	36,281	4,916,157	4,927,741
Northern Trust Focus 2015 Fund*	156,138	21,582,250	21,709,391
Northern Trust Focus 2020 Fund*	191,041	26,964,031	27,221,361
Northern Trust Focus 2025 Fund*	226,673	32,599,526	33,023,986
Northern Trust Focus 2030 Fund*	167,746	24,630,560	25,037,811
Northern Trust Focus 2035 Fund*	185,784	27,787,233	28,341,287
Northern Trust Focus 2040 Fund*	121,830	18,387,271	18,795,976
Northern Trust Focus 2045 Fund*	87,806	13,260,790	13,550,154
Northern Trust Focus 2050 Fund*	50,246	7,595,104	7,762,024
Northern Trust Focus 2055 Fund*	18,806	2,847,153	2,909,610
Northern Funds Multi-Manager Mid Cap Fund*	2,333,699	26,375,730	32,041,681
Victory EB Diversified Stock Fund	6,307,879	81,850,764	133,573,132
Jennison U.S. Small Cap Equity Fund	18,074,655	36,592,671	64,331,107
Wells Fargo Advantage Core Bond Fund	6,576,106	87,673,774	80,688,821
PIMCO All Asset Fund	1,495,011	18,534,180	18,059,735
MFS Institutional International Equity Fund	3,023,970	56,561,842	67,827,651
Aberdeen Emerging Markets Institutional Fund	1,935,191	28,434,579	28,002,220
Northern Trust Stock Fund*	5,899,815	150,056,920	365,139,550
Participant Loans* (Interest rates ranging from 4.75% to 9.75% with varying maturity dates from November 2008 to December 2028)		-	26,248,530
		$ 1,449,254,959	$ 1,810,304,236

* Indicates party-in-interest to the Plan